UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Greektown Superholdings, Inc.

(Name of Issuer)

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

392485207

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207

1.	Names of Reporting Persons. Athens Acquisition LLC 46-1560955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 80,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 1,625,790 shares of Preferred Stock of the Issuer outstanding as of September 30, 2012 as disclosed in the Form 10-Q filed on November 13, 2012 by the Issuer with the U.S. Securities and Exchange Commission. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

CUSIP No. 392485207

1.	Names of Reporting Persons. Daniel Gilbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 80,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 1,625,790 shares of Preferred Stock of the Issuer outstanding as of September 30, 2012 as disclosed in the Form 10-Q filed on November 13, 2012 by the Issuer with the U.S. Securities and Exchange Commission. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

EXPLANATORY NOTE

This statement on Schedule 13D (this “Schedule 13D”) has been filed on a voluntary basis. Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert (“Mr. Gilbert”) disclaim current beneficial ownership of any securities of Greektown Superholdings, Inc. (the “Issuer”) except as provided on the cover pages of this Schedule 13D. As used in this Schedule 13D, the terms “beneficial ownership,” “beneficially own” and other derivations thereof shall mean beneficial ownership as set forth in Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations thereunder.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Preferred Stock, par value $0.01 per share, of the Issuer. The principal executive office of the Issuer is located at 555 East Lafayette, Detroit, Michigan, 48226.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by and on behalf of each of Athens Acquisition and Mr. Gilbert. Athens Acquisition and Mr. Gilbert are collectively referred to herein as the “Reporting Persons.” The principal place of business of Athens Acquisition is 1086 Woodward Avenue, Detroit, Michigan 48226. Mr. Gilbert’s principal business address is 1050 Woodward Avenue, Detroit, Michigan 48226.

The principal business of Athens Acquisition is to invest in the equity securities of the Issuer. Mr. Gilbert currently serves as Chairman of Rock Ventures LLC. As the sole member of Athens Acquisition, Mr. Gilbert may be deemed to be the indirect beneficial owner of any securities beneficially owned by Athens Acquisition.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Mr. Gilbert is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On June 15, 2012, the Reporting Persons acquired 80,000 shares of Series A-1 Convertible Preferred Stock of the Issuer (the “Preferred Shares” or the “OTC Preferred Shares”), in an over-the-counter market transaction (the “June 15 Transaction”), for an aggregate purchase price of $5,760,000. The source of funds for the purchase of the Preferred Shares was the working capital of Athens Acquisition.

On December 20, 2012, Athens Acquisition and certain funds affiliated with Manulife Asset Management (US) LLC entered into a Securities Purchase Agreement (the “Manulife Agreement” or the “December 20 Agreement”), pursuant to which Athens Acquisition agreed to purchase the following securities of the Issuer: 42,220 shares of Series A-1 Common Stock; 623,406 shares of Series A-1 Preferred Stock and warrants to acquire 202,511 shares of Series A-1 Preferred Stock (collectively, the “Manulife Shares”). The aggregate purchase price for the Manulife Shares is $78,132,330, or $90 per Manulife Share. The source of funds for the purchase of the Manulife Shares is expected to be the working capital of Athens Acquisition.

On January 25, 2013, Athens Acquisition and certain funds affiliated with OppenheimerFunds Inc. entered into a Securities Purchase Agreement (the “Oppenheimer Agreement” or the “January 25 Agreement”), pursuant to which Athens Acquisition agreed to purchase the following securities of the Issuer: 15,741 shares of Series A-1 Common Stock and 128,030 shares of Series A-1 Preferred Stock (collectively, the “Oppenheimer Shares”). The aggregate purchase price for the Oppenheimer Shares is $12,939,390, or $90 per Oppenheimer Share. The source of funds for the purchase of the Oppenheimer Shares is expected to be the working capital of Athens Acquisition.

On January 31, 2013, Athens Acquisition and certain funds affiliated with Solus Alternative Asset Management LP (collectively, the “Solus Sellers”) entered into a Securities Purchase Agreement (the “Solus Agreement” or the “January 31 Agreement”), pursuant to which Athens Acquisition agreed to purchase the following securities of the Issuer: 33,127 shares of Series A-1 Common Stock; 291,000 shares of Series A-1 Preferred Stock; 40,579 shares of Series A-2 Preferred Stock and warrants to acquire 186,657 shares of Series A-2 Preferred Stock (collectively, the “Solus Shares”). The aggregate purchase price for the Solus Shares is $49,622,670, or $90 per Solus Share. The source of funds for the purchase of the Solus Shares is expected to be the working capital of Athens Acquisition.

Consummation of the transactions contemplated by the Manulife Agreement, the Oppenheimer Agreement and the Solus Agreement are subject to material contingencies outside the Reporting Persons’ control including, but not limited to, approval by the Michigan Gaming Control Board (the “MGCB”). Upon satisfaction of current material contingencies outside the Reporting Persons’ control, the Reporting Persons may be deemed to have beneficial ownership representing 76.8% of the voting power of all securities of the Issuer.

The Manulife Agreement, the Oppenheimer Agreement and the Solus Agreement are sometimes collectively referred to below as the “Three Agreements” and are filed herewith as Exhibits 99.2, 99.3 and 99.4 attached hereto, respectively, and are hereby incorporated by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated herein by reference.

The Reporting Persons initially acquired the OTC Preferred Shares in the June 15 Transaction for investment purposes. The Reporting Persons have entered into the December 20 Agreement, the January 25 Agreement and the January 31 Agreement for the purpose of acquiring control of the Issuer. As noted in Item 3 above, the transactions contemplated by the December 20 Agreement, the January 25 Agreement and the January 31 Agreement have not been consummated and are subject to material conditions outside of the control of the Reporting Persons. Accordingly, the Reporting Persons disclaim beneficial ownership of the securities which are the subject of such agreements. Upon consummation of the purchase contemplated by the December 20 Agreement, the Reporting Persons will have beneficial ownership of a total of 50.8% of the voting power of the Issuer. Upon simultaneous or subsequent consummation of the purchase contemplated by the January 25 Agreement, the Reporting Persons will have beneficial ownership of a total of 58.4% of the voting power of the Issuer. And, upon simultaneous or subsequent consummation of the purchase contemplated by the January 31 Agreement, the Reporting Persons will have beneficial ownership of a total of 76.8% of the voting power of the Issuer. The closing of the purchase transactions contemplated by the Three Agreements are not contingent upon one another.

In connection with the Reporting Persons’ intent to acquire control of the Issuer, on January 16, 2013, as previously disclosed by the Issuer, the Reporting Persons sent to the Issuer a letter with respect to the potential acquisition of the capital stock of the Issuer not owned by the Reporting Persons for a price of $81 per share. The Issuer responded with a letter dated January 28, 2013, and the Reporting Persons, by letter dated January 29, 2013, withdrew the proposal set forth in the January 16, 2013 letter. Copies of the January 16, 2013 letter, the January 28, 2013 letter and the January 29, 2013 letter are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and are hereby incorporated by reference. Although Athens Acquisition withdrew its January 16 letter, Athens Acquisition plans to control the Issuer through the above acquisition agreements.

In addition, on February 7, 2013, Athens Acquisition separately offered to acquire the shares of capital stock of the Issuer held by two additional shareholder groups, at a purchase price of $90 per share in cash, in each case subject to regulatory approval (the “Additional Acquisitions”). In addition, Athens Acquisition plans to discuss the situation with the Special Committee of the Board of Directors of the Issuer.

In connection with the Reporting Person’s intention to acquire control of the Issuer, and the voting control that will be conferred upon the Reporting Persons pursuant to the Three Agreements (subject to regulatory approval), the Reporting Persons seek the cooperation of the Board of Directors and the Special Committee of the Issuer so that valuable time and resources are not wasted in connection with the Reporting Persons acquiring control of the Issuer, something that the Reporting Persons are confident will occur in due course upon achieving regulatory approval. In this connection, the Reporting Persons have significant concerns regarding the Issuer’s adoption of a “poison pill” Shareholder Rights Plan, previously announced by the Issuer on December 31, 2012, and as to which the Issuer announced on January 16, 2013 that the distribution/payment date thereunder would be postponed pending approval of the MGCB. The Reporting Persons have significant concerns as to the propriety of the adoption by the Board of Directors of the Issuer of such poison pill without MGCB approval.

In the event Athens Acquisition obtains approval of the MGCB to obtain voting control over the Issuer, Athens Acquisition currently intends to act by the written consent process or otherwise to elect a number of persons who will constitute a majority of the Issuer’s Board of Directors, subject to all applicable MGCB approvals.

Although the Reporting Persons are fully committed to pursuing the acquisition of the Issuer, the Reporting Persons reserve their right to, from time to time, review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Preferred Stock of the Issuer. In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, the acquisition of the Issuer by Athens Acquisition and/or among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent of the above matters, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing, at all times subject to MGCB approval, if applicable.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

(b) Athens Acquisition has the sole power to vote and dispose of the Preferred Shares. Mr. Gilbert, as the sole member of Athens Acquisition, has the sole power to direct the vote and disposition of the Preferred Shares.

(c) The transactions described in Item 3 are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Manulife Agreement, Oppenheimer Agreement and Solus Agreement, as set forth in Item 3, are incorporated herein by reference.

Except as otherwise described herein and in the Joint Filing Agreement furnished herewith and attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Preferred Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated February 8, 2013

99.2	Securities Purchase Agreement, dated December 20, 2012

99.3	Securities Purchase Agreement, dated January 25, 2013

99.4	Securities Purchase Agreement, dated January 31, 2013

99.5	Letter, dated January 16, 2013

99.6	Letter, dated January 28, 2013

99.7	Letter, dated January 29, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013	ATHENS ACQUISITION LLC

	By:	/s/ Daniel Gilbert
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/s/ Daniel Gilbert
DANIEL GILBERT

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated February 8, 2013

99.2	Securities Purchase Agreement, dated December 20, 2012

99.3	Securities Purchase Agreement, dated January 25, 2013

99.4	Securities Purchase Agreement, dated January 31, 2013

99.5	Letter, dated January 16, 2013

99.6	Letter, dated January 28, 2013

99.7	Letter, dated January 29, 2013